# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BEST SPAC I Acquisition Corp., CIK 0002051587
CUSIP: G1069P137
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 701, 7/Floor, United Building, 17-19 Jubilee Street, Hong Kong, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001335730

## Reporting persons
- Mizuho Financial Group, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 510,001; shared voting power 0; sole dispositive power 510,001; shared dispositive power 0; aggregate amount beneficially owned 510,001 (8.8% of the class)
  Comment: Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary.

## Item 1. Issuer
Name of issuer: BEST SPAC I Acquisition Corp.
Address of issuer's principal executive offices: 701, 7/Floor, United Building 17-19 Jubilee Street Hong Kong, 999077

## Item 2. Person Filing
Name of person filing: Mizuho Financial Group, Inc.
Address of principal business office or, if none, residence: 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Parent Holding Company

## Item 4. Ownership
Amount beneficially owned: 510,001
Percent of class: 8.8
Sole power to vote or to direct the vote: 510,001
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 510,001
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Parent Holding Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Mizuho Financial Group, Inc.: /s/ Takahiro Katsura, Takahiro Katsura, Managing Director, Global Corporate Function Coordination Department (08/13/2025)